Exhibit 99.1

Futu Announces Proposed Dual Primary Listing on The Stock Exchange of Hong Kong Limited

HONG KONG, December 22, 2022 (GLOBE NEWSWIRE) – Futu Holdings Limited (“Futu” or the “Company”) (Nasdaq: FUTU), a leading tech-driven online brokerage and wealth management platform, today announced the proposed dual primary listing of its Class A ordinary shares, par value US$0.00001 per share (the “Shares”) by way of introduction on the Main Board of The Stock Exchange of Hong Kong Limited (the “SEHK”). The American depositary shares (the “ADSs”), each representing eight of the Company’s Shares, will continue to be primarily listed and traded on the Nasdaq Global Market (the “Nasdaq”).

The Company has received a letter of in-principle approval of its listing application from the SEHK on December 21, 2022 (Hong Kong Time) for the dual primary listing of the Shares on the Main Board of the SEHK. The listing document relating to the proposed dual primary listing of the Shares by way of introduction on the Main Board of the SEHK (the “Listing Document”) has been published on the website of the SEHK on December 22, 2022 (Hong Kong Time). Subject to the final listing approval from the SEHK, the Shares are expected to commence trading on the Main Board of the SEHK on December 30, 2022 (Hong Kong Time) under the stock code “3588.” The Shares will be traded in board lots of 100 Shares. Upon the dual primary listing on the Main Board of the SEHK, the Shares listed on the Main Board of the SEHK will be fully fungible with the ADSs listed on the Nasdaq.

With respect to the proposed dual primary listing on the Main Board of the SEHK, Goldman Sachs (Asia) L.L.C. and UBS Securities Hong Kong Limited are acting as the joint sponsors, and The Hongkong and Shanghai Banking Corporation Limited is acting as the sole financial advisor. In addition, the Company has appointed HSBC Securities Brokers (Asia) Limited as the designated securities dealer and Goldman Sachs (Asia) Securities Limited as the alternate designated securities dealer to carry out bridging and other trading arrangements in good faith and on arm’s length terms with a view to contributing towards liquidity to meet demand for the Shares in Hong Kong and to maintain an orderly market for a period of one month, commencing on December 30, 2022 (Hong Kong Time).

This press release shall not constitute an offer to sell or the solicitation of an offer or an invitation to buy any securities of the Company, nor shall there be any offer or sale of the securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

The Company has arranged with its principal share registrar in the Cayman Islands and the Hong Kong share registrar for the removal of a portion of its Shares (which includes all Shares represented by ADSs) from its Cayman Islands share register and transfer to its Hong Kong share register at no additional cost to shareholders prior to the listing on the Main Board of the SEHK. Please refer to the section headed “Market Arrangements to Facilitate Dealings in Hong Kong” of the Listing Document for further details.

About Futu Holdings Limited

Futu Holdings Limited (Nasdaq: FUTU) is an advanced technology company transforming the investing experience by offering a fully digitalized brokerage and wealth management platform. The Company primarily serves the emerging affluent population, pursuing a massive opportunity to facilitate a once-in-a-generation shift in the wealth management industry and build a digital gateway into broader financial services. The Company provides investing services through its proprietary digital platforms, Futubull and moomoo, each a highly integrated application accessible through any mobile device, tablet or desktop. The Company’s primary fee-generating services include trade execution – which allows its clients to trade securities, such as stocks, ETFs, warrants, options and futures across different markets – as well as margin financing and securities lending. Futu has also embedded social media tools to create a network centered around its users and provide connectivity to users, investors, companies, analysts, media and key opinion leaders.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Futu’s control. Futu may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Futu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Futu’s goal and strategies; Futu’s expansion plans; Futu’s future business development, financial condition and results of operations; Futu’s expectations regarding demand for, and market acceptance of, its credit products; Futu’s expectations regarding keeping and strengthening its relationships with borrowers, institutional funding partners, merchandise suppliers and other parties it collaborate with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Futu’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Futu does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor inquiries, please contact:

Investor Relations
Futu Holdings Limited
ir@futuholdings.com